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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                          Affinity Entertainment, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   008 26P 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            William J. Bosso, President, Affinity Entertainment Inc.
              15310 Amberly Drive, Suite 370, Tampa, Florida 33647
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    10/22/96
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-------------------------                          -----------------------------
CUSIP No.    008 26P 106                            Page   2   of          Pages
-------------------------                          -----------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William J. Bosso
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

              PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(E)                                                          /  /

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------

                           7     SOLE VOTING POWER
        NUMBER OF
         SHARES                           279,000
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                         -------------------------------------------------------
                           8     SHARED VOTING POWER

                                          -0-
                         -------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                          279,000
                         -------------------------------------------------------

                                          -0-

--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  279,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

Title of the class of equity securities: AFTY Common stock.

Address of Issuer: Affinity Entertainment, Inc., 15310 Amberly Drive, Suite 370, Tampa, FL 33647

Item 2.  Identity and Background

         (a)      Name: William J. Bosso

         (b) Residence or business address: 15310 Amberly Drive, Suite 370, Tampa, FL 33647

         (c)      Present   principal   occupation  or  employment:   President,
                  Secretary and Director

         (d)      No

         (e)      No

         (f)      U.S.

Item 3.  Source and Amount of Funds or Other Consideration

         Since the date of his last filing of a Schedule 13D, Mr. Bosso acquired 125,000 additional shares of common stock of the Company by exercising options pursuant to an employee incentive plan. These options were exercised at a price of $1.00/share. The Company paid for the exercise of Mr. Bosso's shares in exchange for cancellation of debt owed to Mr. Bosso by the Company for loans made to the Company by Mr. Bosso.

         The source of funds is not applicable to disposition of shares of common stock of the Company by Mr. Bosso.


Item 4.  Purpose of Transaction

         The acquisition of securities of the issuer described above is a result of the exercise of employee incentive stock options granted to Mr. Bosso in his employment contract.

         (a) The reporting person may acquire additional shares pursuant to options to purchase 750,000 shares at prices ranging from $1.33 per share to $2.00 per share over the next four years pursuant to employee incentive stock options granted in his employment contract and an additional 10,000 shares of common stock at $8.50 per share granted pursuant to his service as a director of the Company.

         (b)      No plans                           (g)      No changes

         (c)      No plans                           (h)      No plans

         (d)      No plans                           (i)      None

         (e)      No plans                           (j)      None

         (f)      No plans

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Bosso owns 279,000 shares of common stock, or 3.3% of the outstanding Common Stock of the Company. In addition, Mr.
                  Bosso owns 7,800 shares of Series B Preferred Stock convertible into approximately 26,000 shares of Common Stock of the Company. Mr. Bosso also holds options to purchase 750,000 shares of the Company pursuant to employee incentive stock options granted in his employment contract and an additional 10,000 shares of common stock at $8.50 per share granted pursuant to his service as a director of the Company.

         (b) Mr. Bosso has the sole power to vote 279,000 shares of Common Stock of the Company. If exercised, he will hold sole voting power over all shares exercised pursuant to the employee incentive stock options described above.

         (c) During the last sixty days, Mr. Bosso has sold a total of 103,000 shares of Common Stock of the Company. More specific information about the transactions is as follows:


                         Date                            # Shares
                         ----                            --------

                    October 22, 1996                      30,000
                    October 22, 1996                       3,000
                    October 22, 1996                       4,000
                    October 22, 1996                      50,000
                    October 25, 1996                       2,500
                    October 25, 1996                       2,500
                    October 25, 1996                       2,500
                    October 25, 1996                       2,500
                    October 25, 1996                       3,500
                    October 25, 1996                       5,000


         (d)      No such person exists.

         (e)      January 30, 1996.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Material to Be Filed as Exhibits

                  None.


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


                                           BY /s/  William J. Bosso
                                              --------------------------
                                                   William J. Bosso